SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE TO/A
                                (RULE 14d - 100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                               HUNGRY MINDS, INC.
 ------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                         HMI ACQUISITION CORP. (OFFEROR)
                 a direct or indirect wholly owned subsidiary of

                             JOHN WILEY & SONS, INC.
 ------------------------------------------------------------------------------
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))


                Class A Common Stock, par value $0.001 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    445549108
                             (Class A Common Stock)

 ------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Richard S. Rudick, Esq.
                                 General Counsel
                             John Wiley & Sons, Inc.
                                605 Third Avenue
                             New York, NY 10158-0012
                                  212-850-6000
 ------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                                    COPY TO:

                                Simeon Gold, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000

                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------

              Transaction Valuation*                    Amount of Filing Fee**
$90,179,404.56 in cash to purchase all of the fully           $18,038.88
       diluted equity of Hungry Minds, Inc.
-------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase at $6.09 per share in cash, pursuant to the Offer to Purchase, of all 14,807,784 issued and outstanding shares of Class A common stock, par value $0.001 per share, of Hungry Minds, Inc., as of August 16, 2001.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $18,038.88             Filing Party: HMI Acquisition Corp. and
                                                                John Wiley & Sons, Inc.

Form or Registration No.:  Schedule TO-T         Date Filed:   August 20, 2001
                           SEC File No. 5-55477

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]  third-party tender offer subject to Rule 14d-1.

         [ ]  issuer tender offer subject to Rule 13e-4.

         [ ]  going-private transaction subject to Rule 13e-3.

         [ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                 ---------------------------------------------

                  This Amendment No. 4, amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on August 20, 2001 by HMI Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect (formerly direct) wholly owned subsidiary of John Wiley & Sons, Inc., a New York corporation ("Wiley"). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of Class A common stock, par value $0.001 per share (the "Shares"), of Hungry Minds, Inc., a Delaware corporation (the "Company"), at a purchase price of $6.09 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2001, filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.


ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

         The disclosure appearing in Schedule V is hereby amended to become
Schedule VI and Schedule V is hereby supplemented to the Offer to Purchase as follows:

                                   SCHEDULE V

          DIRECTORS AND EXECUTIVE OFFICERS OF WILEY HMI HOLDINGS, INC.

                  Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Wiley HMI Holdings, Inc. The business address of each director and executive officer employed by Wiley HMI Holdings is 605 Third Avenue, New York, New York 10158-0012. All executive officers and directors are citizens of the United States, except for Timothy B. King, who is a citizen of the United Kingdom.

                                  Present Principal Occupation or Employment;
Name                             Material Positions Held During Past Five years
----                             ----------------------------------------------
Timothy B. King........    Timothy B. King is President of Wiley HMI Holdings,
                           Inc. Same material occupations as above in Schedules
                           I, II and III.

Richard S. Rudick......    Richard S. Rudick is Secretary of Wiley HMI Holdings,
                           Inc. Same material occupations as above in Schedules
                           I, II and III.

Peter W. Clifford......    Peter W. Clifford is the sole director and Vice
                           President of Wiley HMI Holdings, Inc. Same material occupations as above in Schedules I, II and III.

Josephine A Bacchi.....    Josephine Bacchi is Corporate Secretary of Wiley HMI
                           Holdings, Inc. Same material occupations as above in Schedules I, II and III.

ITEMS 4, 6, 8 AND 11.

         Items 4, 6, 8 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following information:

         "The Offer, as previously extended, expired at 5:00 p.m., New York City time, on Thursday, September 20, 2001. Based on reports from the Depositary, as of 5:00 p.m., New York City time on September 20, 2001, a total of 14,524,314 shares of Company Common Stock (including 51,782 shares of Company Common Stock subject to guarantees of delivery), representing approximately 98.1% of the outstanding Company Common Stock, have been validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment all shares of Company Common Stock validly tendered pursuant to the Offer. A copy of a press release, dated September 21, 2001, issued by Purchaser announcing the completion of the Offer is attached hereto as Exhibit (a)(1)(J) and is incorporated herein by reference."


ITEM 7. SOURCE AND AMOUNT OF FUNDS.

         Item 7 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended to restate the last paragraph of Section 13 ("Source and Amount of Funds") of the Offer to Purchase, filed in Amendment No. 1 to the Schedule TO on September 7, 2001, in full as follows:

         "On September 21, 2001, Wiley, the lenders from time to time parties thereto, UBS and UBSW entered into a $300,000,000 Credit Agreement (the "Credit Agreement"). The Credit Agreement is substantially in accordance with the terms of a Commitment Letter, dated as of September 4, 2001 and filed in Amendment No. 1 to the Schedule TO on September 7, 2001. On September 21, 2001, Wiley borrowed an aggregate of $200,000,000 under the Credit Agreement in order to finance the acquisition of the Company, to repay existing indebtedness of the Company and its subsidiaries, and to pay certain related fees and expenses in connection therewith. An additional $100,000,000, which has not yet been borrowed, is available under the Credit Agreement to provide working capital for Wiley following the acquisition."


ITEM 12. EXHIBITS.

         (a) (1) (A)       Offer to Purchase, dated August 20, 2001.*

         (a) (1) (B)       Letter of Transmittal.*

         (a) (1) (C)       Notice of Guaranteed Delivery.*

         (a) (1) (D)       Form of Letter to Brokers, Dealers, Commercial Banks,
                           Trust Companies and Other Nominees.*

         (a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

         (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

         (a)(1)(G)         Press release issued by Wiley on August 13, 2001.*

         (a)(1)(H)         Form of Summary Advertisement, dated August 20,
                           2001.*

         (a)(1)(I)         Press release issued by Wiley on September 18, 2001.*

         (a)(1)(J)         Press release issued by Wiley on September 21, 2001.

         (b)(1) Commitment Letter, dated as of September 4, 2001, by and between Wiley, UBS and UBSW.*

         (d)(1) Agreement and Plan of Merger, dated as of August 12, 2001, by and among Wiley, Purchaser and the Company.*

         (d)(2) Voting and Tender Agreement, dated as of August 12, 2001, by and among Wiley, Purchaser and IDG.*

         (d)(3) Confidentiality Agreement, dated as of May 29, 2001, by and between Wiley and the Company.*

         (g)               Not applicable.

         (h)               Not applicable.

----------------------------
* Previously filed.

                                   SIGNATURES


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 HMI ACQUISITION CORP.



                 By:      /s/ Peter W. Clifford
                          -----------------------------------------------------
                          Name:  Peter W. Clifford
                          Title: Vice President


                 JOHN WILEY & SONS, INC.



                 By:      /s/ Richard S. Rudick
                          -----------------------------------------------------
                          Name:  Richard S. Rudick
                          Title: Senior Vice President






Dated:  September 21, 2001

                                  EXHIBIT INDEX

         EXHIBIT NO.                DESCRIPTION
         ----------                 -----------

         (a) (1) (A)       Offer to Purchase, dated August 20, 2001.*

         (a) (1) (B)       Letter of Transmittal.*

         (a) (1) (C)       Notice of Guaranteed Delivery.*

         (a) (1) (D)       Form of Letter to Brokers, Dealers, Commercial Banks,
                           Trust Companies and Other Nominees.*

         (a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

         (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

         (a)(1)(G)         Press release issued by Wiley on August 13, 2001.*

         (a)(1)(H)         Form of Summary Advertisement, dated August 20,
                           2001.*

         (a)(1)(I)         Press release issued by Wiley on September 18, 2001.*

         (a)(1)(J)         Press release issued by Wiley on September 21, 2001.

         (b)(1) Commitment Letter, dated as of September 4, 2001, by and between Wiley, UBS and UBSW.*

         (d)(1) Agreement and Plan of Merger, dated as of August 12, 2001, by and among Wiley, Purchaser and the Company.*

         (d)(2) Voting and Tender Agreement, dated as of August 12, 2001, by and among Wiley, Purchaser and IDG.*

         (d)(3) Confidentiality Agreement, dated as of May 29, 2001, by and between Wiley and the Company.*

         (g)               Not applicable.

         (h)               Not applicable.

-----------------------------
* Previously filed.